Consent of Independent Registered Public Accounting Firm

Those charged with governance of Talcott Resolution Life Insurance Company Separate Account Eleven:

We consent to the use, in this Post-Effective Amendment No. 68 to Registration Statement No. 333-72042 on Form N-4 (the Registration Statement), of our report, dated April 30, 2019, with respect to the statements of assets and liabilities of Talcott Resolution Life Insurance Company Separate Account Eleven as of December 31, 2018, and the related statements of operations for the year or periods in the year then ended and changes in net assets for each of the years or periods in the two-year period then ended and financial highlights for each of the years or periods in the four-year period then ended, included in the Statement of Additional Information, which is incorporated by reference in the Registration Statement.

/s/KPMG LLP

Hartford, Connecticut
September 16, 2019